GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

November 9, 2012

Via EDGAR

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GXS Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
File No. 333-167650

Dear Mr. Gilmore:

This letter is respectfully submitted in response to the letter dated October 11, 2012 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing by GXS Worldwide, Inc. (the “Company”).  In this comment response letter, unless the context otherwise requires, the words “we” and “our” refer to the Company.

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1.
We note your response to prior comment 2 that the referenced disclosure was intended to describe a worst-case scenario and that you do not have knowledge of any such limitations that could impact the company’s ability to meet its operating requirements for the next twelve months.  In light of your disclosure regarding dependence on foreign earnings repatriation and lack of assurance regarding the sufficiency and availability of such liquidity source, it appears as though an affirmative statement regarding sufficiency of liquidity for the next twelve months would be appropriate to clearly convey management’s reasonable expectation in light of such uncertainties and risks.  Please include such disclosure in future Liquidity and Capital Resources disclosure.  Please refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a) and Section IV of SEC Release 33-8350.

We acknowledge the Staff’s comment and, in response to the Staff’s comment, in future filings with the Commission (including our Form 10-Q for the nine months ended September 30, 2012), our disclosure regarding Liquidity and Capital Resources will include a statement regarding the sufficiency of our liquidity for the next twelve months.

Certain Relationships and Related Transactions, and Director Independence, page 82

2.
We note your response to prior comment 5 relating to your policies and procedures for the review, approval, or ratification of transactions with related persons.  When amending your Form 10-K, please amend your Item 13 disclosure to provide the information called for by Item 404(b) of Regulation S-K with respect to such policies and procedures.  Please ensure that your disclosure briefly discusses the standards to be applied, to the extent material, as called for by Item 404(b)(1)(ii).

As discussed with the Staff on October 24 and 25, 2012 and for the reasons described below in our response to comment 6, we acknowledge the Staff’s comment and in response to the Staff’s comment, in future annual filings with the Commission, beginning with the 2012 Form 10-K, rather than by amending the previously-filed Form 10-K for 2011, we will include similar disclosure to the following regarding our policies and procedures for the review, approval and ratification of transactions with related persons:

Related Person Policy and Procedure

We have established policies and other procedures regarding approval of transactions between the Company and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K promulgated under the Securities Act. These policies and procedures are generally not in writing, but are evidenced by principles and long standing practices adhered to by our Board of Directors. All commercial related party relationships or transactions, regardless of size, are reviewed and ratified by our Audit Committee prior to entering into an agreement, and in accordance with Section 144 of the Delaware General Corporation Law, any related party relationships or possible transactions that involve a director or officer are reviewed and ratified in advance by disinterested members of the Board of Directors. Generally speaking, we enter into related-party transactions only on terms that we believe are at least as favorable to the Company as those that we could obtain from an unrelated third party.

During the prior fiscal year, we were not involved in any new transactions with related persons, including our directors, executive officers or shareholders known to us to beneficially own more than five percent of our outstanding common stock requiring disclosure under applicable securities regulations, other than those already disclosed.

Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page F-9

3.
In your response to prior comment 9 you indicate that the benefit to your customers of the initially developed maps, forms, templates and trading partner connections diminishes and is exhausted as their customers, suppliers and business partners change over time.  Please describe for us how further implementation and enablement services, beyond the initial upfront services, are contractually provided for and priced.

The pricing of most future, additional implementation and enablement services that a customer may elect to purchase under a managed services contract are provided for in the initial contract. The services that may be purchased after the initial implementation are typically described in an annex to the initial contract and can be purchased on an a la carte basis, if desired. There are no contractual commitments on the part of the customer to purchase any such additional services. Such services are typically priced at our standard rates. If a customer desires additional functionality over and above that provided in the initial contract, a statement of work is compiled and a formal change request is executed by the customer.

4.
You describe in your response why implementation and enablement services have no stand-alone value and accordingly are not separate units of accounting.  As previously requested, please tell us what consideration was given to disclosing the reason why these services do not qualify as a separate unit of accounting.  Refer to ASC 605-25-50-2(f).

We considered the provisions of ASC 605-25-50-2 in our disclosure of multiple-deliverable arrangements, including paragraph (f). Although our disclosure does not fully state our rationale, the footnote does include the following sentence, “The implementation and start-up services typically do not have stand-alone value, and therefore, are not separated.” Our conclusion as to why these services do not qualify as a separate unit of accounting was based on the services’ lack of stand-alone value as there is no value of the implementation and start-up services outside of an ongoing GXS managed services arrangement. Also, the services are generally not provided by any other vendor and we do not sell implementation and enablement services separately, and the results of such services cannot be re-sold by our customers.

5.
In your response to prior comment 10 you indicate that during 2010 and 2009 certain credits were processed and reversed in several periods that increased the level of activity in the allowance account and income statement.  Please describe for us in greater detail the process by which credits were processed and reversed in during these periods, quantifying any income statement impact for the quarterly and/or annual periods involved.  If there was an income statement impact, clarify whether you believe this was an error in previously issued financial statements as defined in ASC 250.

There is no income statement impact related to the process of recording credits and the presentation in Schedule II on page S-1, and therefore there are no errors in any previously issued financial statements. To clarify, when we stated that “certain credits were processed and reversed in several periods”, we are referring to the accounting procedures used to record monthly provision charges and allowance reserve accounts, not the actual issuance of credit memos. In 2010 and 2009, our process for recording allowance reserve activity was a multi-step process that included reversing the prior month’s accruals and recording a new accrual based on our updated judgment of collection risk and consideration of sales credit memos issued during the month. For some customers, the same amount might be accrued and reversed for a number of months until the credit memo is actually finalized and processed, or in some cases, when payment is made. However, the income statement properly reflects the correct impact of the accrual and sales credit memo postings. When presenting the amounts in Schedule II in 2011, we were able to eliminate redundant accrual and reversing transactions. Similar to 2009 and 2010, the income statement properly reflects activity. In all periods, the allowance for doubtful accounts and the allowance for sales credits are also properly stated.

Note (11) Debt and Obligations of GXS Holdings, page F-19

6.
We note your response to prior comment 12 that since the referenced disclosure was prominently made on page 3 of your Form 10-K, in future filings your financial statement footnotes will include a similar disclosure.  As previously requested, please amend your Form 10-K to either provide the financial statements of GXS, Inc. or to include disclosure similar to what is disclosed on page 3 in your financial statement footnotes regarding the similarity of the GXS, Inc. financial statements and the GXS Worldwide, Inc. financial statements.

As discussed with the Staff on October 24 and 25, 2012 and for the reasons described in the bullets below, we acknowledge the Staff’s comment and in response to the Staff’s comment, in future filings with the Commission (including our Form 10-Q for the nine months ended September 30, 2012), rather than amending our 2011 Form 10-K, we will include disclosure in our financial statements similar to what is set forth on page 3 of our 2011 Form 10-K.  The following reasons are relevant:

•
The disclosure on page 3 of the 2011 Form 10-K is clear and prominent and we do not believe that amending the Form 10-K to repeat the disclosure in the financial statement footnotes (Note 11 - Debt and Obligations of GXS Holdings) would be considered material for our bondholders to understand our 2011 financial statements;

•	Our Form 10-Q for the nine months ended September 30, 2012 will be filed by November 13, 2012 and will include the requested disclosure;
•	If we were to file an amended 2011 Form 10-K, it would be filed subsequent to the Form 10-Q filing;
•	We would incur significant costs, in dollars and GXS staff effort, to amend the 2011 10-K;
•	We are a voluntary filer, which files pursuant to the requirements of our indenture agreement governing our outstanding debt securities;
•	We have no public equity securities;
•	Our debt securities are thinly traded; and
•
Francisco Partners, a private equity firm (together with its co-investors), holds the majority of the shares of GXS and exercises control of the Company (Francisco Partners also controls six of the eight Board of Director seats)

We have discussed this request with KPMG LLP, our independent registered accounting firm, who concurs with our disclosure and our plans to include the disclosure in future financial statements to be issued.

Note (13) Income Taxes, page F-21

7.
In your response to prior comment 13 you quantify the impact of various reconciling items, including valuation allowances, foreign rate differential, and foreign losses of branches and other flow-through items.  You state that using a consistent approach to presenting the foreign tax elements as one rate reconciliation item was adequately informative to the users of your consolidated financial statements.  Considering the relative significance and offsetting nature of these items on the foreign tax line item in your rate reconciliation, we believe that these items should be separately presented in your rate reconciliation.  Please describe for us further how your disclosure was adequately informative and consistent with the disclosure requirement in Rule 4-08(h)(2) of Regulation S-X to disclose significant individual reconciling items or revise your disclosure to separately present these items.

Our foreign tax expense is the product of the tax impact of our business operations in a number of different countries.  Our operations in some countries result in tax expense, and in other countries the result may be a benefit. Historically foreign tax impacts have been relatively insignificant in relation to the size of our operations. When we considered Rule 4-08(h)(2) of Regulation S-X, our interpretation of the concept of  component was that  our foreign tax expense is one distinct component and the impact on our effective rate on that component is therefore disclosed in  our rate reconciliation. We note that the regulation does not specify the level of disaggregation necessary or appropriate for a component and we concluded that our presentation was consistent with Rule 4-08(h)(2) and adequately informative to the reader of our financial statements, considering the factors concerning the Company’s ownership structure and lack of public equity shares as described in our answer to comment 6 above. We believe that based on these factors, the readers of our financial statements are focused on income taxes paid or payable, more than accrual basis income tax expense and our disclosure is adequately informative.

Note (21) Quarterly Results of Operations (unaudited), page F-30

8.
We note your response to prior comment 14 that you believe that “gross profit” is not a term that has meaningful relevance to your statements of operations and that there may be differences in the classification of costs as “cost of revenues” versus “selling, general and administrative expenses” by other entities in your business sector.  You disclose a “cost of revenues” line item on your statements of operations in both your Form 10-K and Forms 10-Q, therefore, this appears to be a meaningful disclosure item for the company.  Please revise to separately disclose gross profit or cost of revenues in your quarterly results of operations disclosure as required by Item 302(a)(1) of Regulation S-K.

As discussed with the Staff on October 24 and 25, 2012 and for the reasons described above in our response to comment 6, we acknowledge the Staff’s comment and in response to the Staff’s comment, in future annual filings with the Commission beginning with the 2012 Form 10-K, we will include the requested disclosure for all periods presented.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at gregg.clevenger@gxs.com or 301-340-5188 or Richard B. Nash, our Senior Vice President and General Counsel at rick.nash@gxs.com or 301-340-5342 if you or other members of the Staff have questions regarding our responses.

Sincerely,

/s/ Gregg Clevenger
Gregg Clevenger
Executive Vice President and Chief Financial Officer

Cc:	Steven Barry – KPMG LLP, McLean, VA David Milligan – KPMG LLP, McLean, VA